# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DIANA SHIPPING INC., CIK 0001318885
CUSIP: Y2066G104
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0001771366
Persons authorized to receive notices and communications: Ms. Maria Dede, Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9470-100

## Reporting persons
- Simeon Palios: type of reporting person: corporation (CO); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,153,374; sole dispositive power 0; shared dispositive power 7,153,374; aggregate amount beneficially owned 7,153,374 (5.7% of the class)
- Taracan Investments S.A. (CIK 0001771366): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,940,311; sole dispositive power 0; shared dispositive power 4,940,311; aggregate amount beneficially owned 4,940,311 (4% of the class)
- Limon Compania Financiera S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,213,063; sole dispositive power 0; shared dispositive power 2,213,063; aggregate amount beneficially owned 2,213,063 (1.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Shares of Common Stock, par value $0.01 per share
Name of issuer: DIANA SHIPPING INC.
Address of issuer's principal executive offices: Pendelis 16, Palaio Faliro, Athens, Greece (J3), 175 64
Comment: This joint statement on Schedule 13D (the "Schedule 13D") is filed with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Diana Shipping Inc., a Marshall Islands corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed on behalf of Simeon Palios ("Mr. Palios"), a citizen of Greece, Taracan Investments S.A., a Marshall Islands corporation ("Taracan"), and Limon Compania Financiera S.A., a Marshall Islands corporation ("Limon"). Mr.Palios, Taracan, and Limon are collectively referred to as the "Reporting Persons." Mr. Palios may be deemed to beneficially own all of the issued and outstanding shares of Taracan as the result of Palios' ability to control the vote and disposition of such shares.
Residence or business address: The principal business address of each Reporting Person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.
Present principal occupation or employment: The information set forth in Item 2(a) and Item 2(b) above is hereby incorporated herein by reference.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of their knowledge, each of the Principals have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of their knowledge, each of the Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Palios is a citizen of Greece.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 25, 2026, 1,694,227 Shares were granted to Taracan Investments S.A. pursuant to the Issuer's Equity Incentive Plan.

The Shares beneficially owned by the Reporting Persons also include Shares issued by way of warrants, Issuer Equity Incentive Plan grants, and stock dividends issued to the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Palios, a member of the Board of Directors of the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares, as described herein, solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 12, 2026, the Issuer had 123,539,757 Shares outstanding. The following persons report beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Taracan is the record holder of 4,940,311 Shares, representing 4.0% of the Issuer's issued and outstanding Shares. Limon is the record holder of 2,213,063 Shares, representing 1.7% of the Issuer's issued and outstanding Shares. Mr. Palios indirectly may be deemed to beneficially own 7,153,374 Shares in aggregate, representing 5.7% of the Issuer's issued and outstanding shares, through Taracan and Limon, as the result of his ability to control the vote and disposition of such entities.

Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 4,940,311 Shares, representing 4.0% of the Issuer's issued and outstanding Shares. Limon has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,213,063 Shares, representing 1.7% of the Issuer's issued and outstanding Shares. Mr. Palios has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 7,153,374 Shares, in aggregate, representing 5.7% of the Issuer's issued and outstanding Shares, through Taracan and Limon.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Principals, has effected any transaction in the Common Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in Item 4 and this Item 5 and the Principals, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons are not party to any contracts, arrangements or understanding or relationships with respect to the Shares or any other security of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement

## Signatures
- Simeon Palios: /s/ Simeon Palios, Simeon Palios (03/13/2026)
- Taracan Investments S.A.: /s/ Simeon Palios, Simeon Palios, Authorized Signatory (03/13/2026)
- Limon Compania Financiera S.A.: /s/ Simeon Palios, Simeon Palios, Authorized Signatory (03/13/2026)